January 31, 2025

Brian Roberts
Executive Vice President and Chief Financial Officer
Sensata Technologies Holding plc
529 Pleasant Street
Attleboro, Massachusetts 02703

       Re: Sensata Technologies Holding plc
           Form 10-K for the Year Ended December 31, 2023
           Form 10-Q for the Period Ended June 30, 2024
           File No. 001-34652
Dear Brian Roberts:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services